Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GOLDEN TELECOM, INC.

(Name of the Issuer)

NYE TELENOR EAST INVEST AS

TELENOR NETWORKS HOLDING AS

TELENOR ASA

(Names of Persons Filing Statements)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

38122G107

(CUSIP Number of Class of Securities)

Bjørn Hogstad

Telenor ASA

Snarøyveien 30

N-1331 Fornebu

Norway

47-97-77-8806

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Antonios Backos Orrick, Herrington & Sutcliffe LLP 666 Fifth Avenue New York, New York 10113 1-212-506-5000	Peter O’Driscoll Orrick, Herrington & Sutcliffe LLP Tower 42, Level 35 25 Old Broad Street London EC2N 1HQ England 44-20-7562-5000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☒	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$4,404,572,360	$173,139

* Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 40,365,495 shares of common stock, par value $0.01 per share, at $105.00 per share. The transaction value also includes the offer price of $105.00 multiplied by 1,592,337, the number of options and other company equity awards to purchase shares that are currently outstanding.

** The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction valuation by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,139

Form or Registration No.: Schedule TO

Filing Party: Lillian Acquisition, Inc.

Date Filed: January 18, 2008

This Amendment No. 1 to Schedule 13E-3 is filed by Nye Telenor East Invest AS, a company organized under the laws of the Norway (“Nye Telenor”), Telenor Networks Holding AS, a company organized under the laws of the Norway (“Telenor Networks”), and Telenor ASA, a company organized under the laws of the Norway (“Telenor ASA” and, together with Nye Telenor and Telenor Networks, collectively, “Telenor” or the “Filing Persons”). Nye Telenor is a wholly-owned subsidiary of Telenor Networks, and Telenor Networks is a wholly-owned subsidiary of Telenor ASA. This Amendment No. 1 to Schedule 13E-3 amends and supplements the Schedule 13E-3 filed on January 18, 2008 by the Filing Persons (as amended from time to time, this “Schedule 13E-3”) in accordance with General Instruction J to Schedule 13E-3. The subject company is Golden Telecom, Inc., a Delaware corporation (“Golden Telecom” or the “Company”). Nye Telenor currently holds 7,369,972 shares of Golden Telecom common stock, par value $0.01 per share (the “Shares”), or approximately 18.3% of the outstanding Shares.

This Schedule 13E-3 relates to the tender offer by Lillian Acquisition, Inc. (“Merger Sub”), a wholly-owned subsidiary of VimpelCom Finance B.V. (“Parent”), which is a wholly-owned subsidiary of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), in respect of any and all outstanding Shares that are not directly or indirectly beneficially owned by VimpelCom, at $105 per Share net to the seller in cash without interest (and less any amounts required to be deducted and withheld under any applicable law), upon the terms and subject to the conditions set forth in the offer to purchase dated January 18, 2008 (as amended from time to time, the “Offer to Purchase”) and the related letter of transmittal, copies of which were filed with the Securities and Exchange Commission (the “Commission”) by Merger Sub, Parent and VimpelCom on January 18, 2008 as Exhibits (a)(1)(A) and (a)(1)(B), respectively, of the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO dated January 18, 2008 (as amended from time to time, the “Schedule TO”). Telenor ASA, through it wholly-owned indirect subsidiary, Telenor East Invest AS (“Telenor East Invest”), is the beneficial owner of approximately 33.6% of VimpelCom’s outstanding shares of common stock (and approximately 29.9% of VimpelCom’s outstanding voting capital stock). Concurrent with the filing of the Schedule TO, Golden Telecom has filed a Schedule 14D-9 Solicitation and Recommendation Statement (as amended from time to time, the “Schedule 14D-9”) under Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and indicate the location in the Offer to Purchase or the Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. Each Filing Person is responsible for the information concerning such Filing Person contained herein, but is not responsible for the completeness or accuracy of information contained in the Offer to Purchase, the Schedule TO, the Schedule 14D-9 or any other document that is incorporated herein by reference, except to the extent that such Filing Person knows or has reason to believe that such information is inaccurate. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

The filing of this Schedule 13E-3 shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that Golden Telecom is “controlled” by any Filing Person or that any Filing Person is an “affiliate” of Golden Telecom within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) PURPOSES

Telenor is making the statements included under this Item 7(a) solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

Telenor has decided to tender all its shares of the Company’s common stock into the Offer, and has tendered its shares in accordance with the instructions described in the Offer to Purchase. Telenor based its decision to participate in the Offer in part on the information set forth under the captions “Summary Term Sheet”; “Special Factors—Background of the Offer and the Merger”; “Special Factors—Position of the Company Regarding the Fairness of the Offer and the Merger”; “Special Factors—Purposes and Reason of Parent, Merger Sub and VimpelCom”; “Special Factors—Position of Parent, Merger Sub and VimpelCom as to Fairness”; “Special Factors—Purposes, Reasons and Plans for the Company after the Merger”; “Special Factors—Purposes and Reason of Telenor”; and “Special Factors—Position of Telenor as to Fairness.” Telenor reserves the right, exercisable in its sole discretion, to withdraw the shares of the Company’s common stock it has tendered prior to the expiration date of the Offer.

(c) REASONS

Telenor has decided to tender all its shares of the Company’s common stock into the Offer, and has tendered its shares in accordance with the instructions described in the Offer to Purchase. Telenor based its decision to participate in the Offer in part on the information set forth under the captions “Summary Term Sheet”; “Special Factors—Background of the Offer and the Merger”; “Special Factors—Position of the Company Regarding the Fairness of the Offer and the Merger”; “Special Factors—Purposes and Reason of Parent, Merger Sub and VimpelCom”; “Special Factors—Position of Parent, Merger Sub and VimpelCom as to Fairness”; “Special Factors—Purposes, Reasons and Plans for the Company after the Merger”; “Special Factors—Purposes and Reason of Telenor”; and “Special Factors—Position of Telenor as to Fairness.” Telenor reserves the right, exercisable in its sole discretion, to withdraw the shares of the Company’s common stock it has tendered prior to the expiration date of the Offer. As discussed in response to Item 7(a) above, Telenor is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and the related rules under the Exchange Act.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION

Telenor has decided to tender all its shares of the Company’s common stock into the Offer, and has tendered its shares in accordance with the instructions described in the Offer to Purchase. Telenor reserves the right, exercisable in its sole discretion, to withdraw the shares of the Company’s common stock tendered by it prior to the expiration of the Offer. To Telenor’s knowledge after reasonable inquiry, each executive officer, director, other affiliate and subsidiary of Golden Telecom currently intends, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender all Shares held of record or beneficially owned by such person or entity in the Offer.

(e) RECOMMENDATIONS OF OTHERS

Telenor will not make any recommendation in support of or in opposition to the transaction.

ITEM 16. EXHIBITS.

The Exhibit Index attached hereto is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2008	NYE TELENOR EAST INVEST AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR NETWORKS HOLDING AS

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA

	By:	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit No	Description
(a)(1)(A)	Offer to Purchase, dated January 18, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(G)	Summary Advertisement as published on January 18, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(a)(1)(H)	Joint press release issued by the Company and VimpelCom dated December 21, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on December 21, 2007).

(a)(1)(I)	Letter to Stockholders of the Company from Jean-Pierre Vandromme, dated January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(1)(J)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(A)	“Item 3. Past Contacts, Transactions, Negotiations and Agreements” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(B)	“Item 4. The Solicitation or Recommendation” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(2)(C)	“Item 5. Persons/Assets Retained, Employed, Compensated or Used” of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	“Note 13: Related Party Transactions” of the Company’s Consolidated Financial Statements attached to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2006 filed by the Company on March 16, 2007).

(a)(5)(B)	“Item 7—Major Shareholders and Related Party Transactions—B. Related Party Transactions” of VimpelCom’s annual Report on Form 20-F for the year ended December 31, 2006 (incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2006 filed by VimpelCom on May 11, 2007).

(a)(5)(C)	Presentation of VimpelCom’s management to the shareholders of VimpelCom dated January 28, 2008 (incorporated by reference to Amendment No. 1 to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 28, 2008 in connection with the Offer).

(b)(1)	Amended and Restated $41.4 million Unsecured Loan Agreement, dated December 21, 2007 between VimpelCom and Merger Sub (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(b)(2)	$4.35 billion Debt Commitment Letter, dated December 20, 2007, between VimpelCom and Merger Sub (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(b)(3)	$3.5 billion Debt Commitment Letter, dated December 20, 2007 among VimpelCom and ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and ABN AMRO Bank N.V., London Branch, Barclays Bank PLC, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS (Luxembourg) S.A. as underwriters, and related term sheet (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(c)(1)	Opinion of Credit Suisse Securities (USA) LLC to the special committee of the board of directors of the Company, dated December 20, 2007 (incorporated by reference to Annex I of the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(c)(2)	Fairness Opinion of UBS Investment Bank to the board of directors of VimpelCom, dated December 20, 2007 (incorporated by reference to Annex A of the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(c)(3)	Presentation of UBS Investment Bank to the board of directors of VimpelCom, dated December 20, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(d)(1)	Shareholders Agreement, by and among the Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.7 of the Current Report on Form 8-K filed by the Company on August 20, 2003).

(d)(2)	Registration Rights Agreement, by and among the Company, Alfa Telecom Limited, Nye Telenor East Invest AS, OAO Rostelecom, Capital International Global Emerging Markets Private Equity Fund, L.P., Cavendish Nominees Limited and First NIS Regional Fund SICAV, dated as of August 19, 2003 (incorporated by reference to Exhibit 99.5 of the Current Report on Form 8-K filed by the Company on August 20, 2003).

(d)(3)	Registration Rights Agreement, by and between the Company and Inure Enterprises Ltd., dated as of February 22, 2007 (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on February 27, 2007).

(d)(4)	Confidential Disclosure Agreement between VimpelCom and the Company dated February 7, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(d)(5)	Confidentiality Agreement between VimpelCom and the Company dated October 15, 2007 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on January 18, 2008 in connection with the Offer).

(d)(6)	Agreement and Plan of Merger dated as of December 21, 2007, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company on December 21, 2007).

(d)(7)	Account Control Agreement, dated as of December 21, 2007, among the Company, Merger Sub, and Citibank, N.A (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(d)(8)	Security Agreement, between the Company and Merger Sub dated December 21, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(d)(9)	Escrow Agreement, by and among Merger Sub, the Company, and Citibank, N.A., dated December 21, 2007 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(f)	Section 262 of the Delaware General Corporation Law, included as Schedule B of the Offer to Purchase filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 (incorporated by reference to the Tender Offer Statement on Schedule TO/13E-3 filed by Merger Sub, Parent and VimpelCom on January 18, 2008 in connection with the Offer).

(g)	None.

(h)	None.

*	To be filed by amendment